

July 10, 2005



File No. 82-4357



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

SUPPL

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated January 19, 2005 through July 4, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from January 17, 2005 through July 4, 2005

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,



Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
JUL 2 1 2005
THOMSON
FINANCIAL



RECEIPT ACKNOWLEDGED:
By: ______________


FRUTAROM
FOUNDED 1933

July 10, 2005 File No. 82-4357

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b)
Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated January 19, 2005 through July 4, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from January 17, 2005 through July 4, 2005

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,



Eyal Shohat, Adv.
Corporate Secretary

RECEIPT ACKNOWLEDGED:
By: ________________

________________

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 15:10 04-Jul-05 |
| **Number** | 4425O |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

4 July 2005

| Israeli Securities Authority http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,773,362 | 3.07 | 3.07 | 3.07 | 3.07 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,446,614 | 4.24 | 4.24 | 4.23 | 4.23 |
| 3 | Frutarom Trust Ltd. | Ordinary | 797,022 | 1.38 | 1.38 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| | |
|---|---|
| holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 362,773,1 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,446,614 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 703,138 |
| Change in number of shares: | 93,884 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| Holder's I.D. number: | 052731569 |
|---|---|
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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# Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 04-Jul-05 |
| **Number** | 4038O |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

## Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

3 July 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,773,362 | 3.04 | 3.04 | 3.03 | 3.03 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,446,614 | 4.24 | 4.24 | 4.23 | 4.23 |
| 3 | Frutarom Trust Ltd. | Ordinary | 703,138 | 1.22 | 1.22 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| holding with him the company's securities: | |
|---|---|
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 838,1,754 |
| Change in number of shares: | 18,524 |
| Comments: | |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,446,651 |
| Change in number of shares: | -37 |
| Comments: | |

| Holder's Name: | Frutarom Trust Ltd. |
|---|---|
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 703,138 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| Holder's Name: | ICC Industries Inc. |
|---|---|
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| | |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

# Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 27-Jun-05 |
| **Number** | 0620O |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

## Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

26 June 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,754,838 | 3.04 | 3.04 | 3.03 | 3.03 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,446,651 | 4.24 | 4.24 | 4.23 | 4.23 |
| 3 | Frutarom Trust Ltd. | Ordinary | 703,138 | 1.22 | 1.22 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| holding with him the company's securities: | |
|---|---|
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,798,819 |
| Change in number of shares: | 43,981- |
| Comments: | |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,371,533 |
| Change in number of shares: | 75,118 |
| Comments: | |

| Holder's Name: | Frutarom Trust Ltd. |
|---|---|
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 703,138 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| Holder's Name: | ICC Industries Inc. |
|---|---|
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| Country of Citizenship/Incorporation or registration: | USA |
|---|---|
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | ICC Handels AG |
|---|---|
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | John Oram |
|---|---|
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Ori Yehudai |
|---|---|
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| | |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
*Legal Counsel and Corporate Secretary*

END

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## Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Director Shareholding |
| **Released** | 10:37 23-Jun-05 |
| **Number** | 9464N |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

**Frutarom Industries Ltd.**
**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

23 June 2005

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

**Immediate Report Regarding Change In Shareholders Register**
Regulation 31 of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of June 22, 2005 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Prudential Securities Inc.
   Details of the change: transfer of 722 Ordinary Shares of the Company to:
   Michael Farber.

2. Name of the shareholder to whom change relates:
   The Nominee Company of Bank Leumi Ltd.
   Details of the change: transfer of 292 Ordinary Shares of the Company to:
   Shemesh Shlomit and Boaz.

3. Name of the shareholder to whom change relates:
   Jerrey Montgomery Scott.
   Details of the change: transfer of 200 Ordinary Shares of the Company to:
   The Nominee Company of Bank Leumi Ltd.

4. Name of the shareholder to whom change relates:
Edward Van Leer.
Details of the change: transfer of 52 Ordinary Shares of the Company to:
The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: June 22, 2005 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Application-GDR block listing |
| **Released** | 14:03 21-Jun-05 |
| **Number** | 8476N |

21 June 2005

Frutarom Industries Ltd.

Application for GDR Block Listing

Frutarom Industries Ltd. (the "Company") hereby announces with regard to the European Union Prospectus Directive to be implemented in the UK as of July 1 2005, that the Company has filed an application with the UK listing Authority and the London Stock Exchange to block list all of its 57,676,357 shares.

The UK listing Authority's approval for the block listing has been obtained today.

Admission of the shares is expected to be effective on June 22 2005.

END

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 11:59 20-Jun-05 |
| **Number** | 7760N |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

20 June 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,798,816 | 3.12 | 3.12 | 3.11 | 3.11 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,371,533 | 4.11 | 4.11 | 4.10 | 4.10 |
| 3 | Frutarom Trust Ltd. | Ordinary | 703,138 | 1.22 | 1.22 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| | |
|---|---|
| holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,812,008 |
| Change in number of shares: | -13,189 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,321,657 |
| Change in number of shares: | 49,876 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 703,138 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | *Other identifying number* |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| Holder's I.D. number: | 052731569 |
|---|---|
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
198
WASH, D.C.
SECTION



Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 14:27 15-Jun-05 |
| **Number** | 6098N |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

15 June 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,812,008 | 3.14 | 3.14 | 3.13 | 3.13 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,321,657 | 4.03 | 4.03 | 4.01 | 4.01 |
| 3 | Frutarom Trust Ltd. | Ordinary | 703,138 | 1.22 | 1.22 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| | |
|---|---|
| holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,799,545 |
| Change in number of shares: | 12,463 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,307,422 |
| Change in number of shares: | 14,235 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 707,523 |
| Change in number of shares: | -4,385 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| Holder's I.D. number: | 052731569 |
|---|---|
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Holding(s) in Company |
| **Released** | 16:11 09-Jun-05 |
| **Number** | 3848N |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

**Frutarom Industries Ltd.**
**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

9 June 2005

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

**Immediate Report Regarding Change In Shareholders Register**
Regulation 31 of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of June 9, 2005 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   BCH Securities Ltd.
   Details of the change: transfer of 600 Ordinary Shares of the Company to:
   The Nominee Company of Bank Leumi Ltd.

2. Date and time when the Company first became aware of the reported event: June 9, 2005 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement


SEC MAIL
RECEIVED
PROCESSING
JUL 20 2005
WASH, D.C.
198
SECTION



Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 06-Jun-05 |
| **Number** | 1626N |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

05 June 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,799,545 | 3.12 | 3.12 | 3.11 | 3.11 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,307,422 | 4.00 | 4.00 | 3.99 | 3.99 |
| 3 | Frutarom Trust Ltd. | Ordinary | 707,523 | 1.23 | 1.23 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| | |
|---|---|
| holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,800,650 |
| Change in number of shares: | -1,105 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,384,503 |
| Change in number of shares: | -77,081 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 707,523 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| | |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 11:15 31-May-05 |
| **Number** | 9229M |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

31 May 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,800,650 | 3.12 | 3.12 | 3.11 | 3.11 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,384,503 | 4.13 | 4.13 | 4.12 | 4.12 |
| 3 | Frutarom Trust Ltd. | Ordinary | 707,523 | 1.23 | 1.23 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders | No. |

| holding with him the company's securities: | |
|---|---|
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,800,650 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,384,503 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Frutarom Trust Ltd. |
|---|---|
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 712,173 |
| Change in number of shares: | -4,650 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| Holder's Name: | ICC Industries Inc. |
|---|---|
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| | |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
198
WASH, D.C. SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Holdings |
| **Released** | 07:00 31-May-05 |
| **Number** | 9022M |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

30 May 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,800,650 | 3.12 | 3.12 | 3.11 | 3.11 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,384,503 | 4.13 | 4.13 | 4.12 | 4.12 |
| 3 | Frutarom Trust Ltd. | Ordinary | 712,173 | 1.23 | 1.23 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,794,650 |
| Change in number of shares: | 6,000 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,323,156 |
| Change in number of shares: | 61,347 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 712,173 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |

| | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |
| Type of I.D. number: | Israeli I.D. |

| | |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement


SEC MAIL
PROCESSING
RECEIVED
JUL 2 0 2005
WASH. D.C.
198
SECTION



Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | 1st Quarter Results |
| **Released** | 07:00 25-May-05 |
| **Number** | 7153M |

To: The London Stock Exchange

Dear Sir/Madame,

Re: **Approval of March 31, 2005 Financial and Directors Reports of Frutarom Industries Ltd. ("Company")**

1. On May 24, 2005 the board of directors of the Company approved the Financial Statements of the Company and the Directors Report for the period ended 31 March, 2005.

2. Enclosed please find a summary of the First Quarter Report.

3. The full Financial and Directors Reports are available at the Company's web-site: www.frutarom.com and

http://www.rns-pdf.londonstockexchange.com/rns/7153m_-2005-5-24.pdf

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

# FRUTAROM CONTINUES TO ACHIEVE GROWTH FOR THE TWENTY-SECOND CONSECUTIVE QUARTER

## NET PROFIT GREW BY 90.6% COMPARED WITH THE SAME QUARTER LAST YEAR REACHING US$ 6.8 M

**NET MARGIN ROSE TO10.6% COMPARED WITH 8.2% FOR THE SAME QUARTER IN 2004**

## SALES GREW 47.3% COMPARED WITH THE FIRST QUARTER IN 2004 REACHING US$ 64.7 M

**Haifa, Israel - March 24, 2005. Frutarom (LSE: FRUTq, TASE: FRUT)** today presented its first quarter 2005 results.

During the first quarter of 2005, Frutarom continued its trend of increased sales, profitability and profits for the twenty-second consecutive quarter. This growth in Frutarom's financial results is the result of the successful implementation of Frutarom's rapid growth strategy. This combines organic growth of core activities, at rates above the industry average, with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions.

***Ori Yehudai, Frutarom Group's President and Chief Executive Officer***, said, "The good results are due to both the above-industry-average organic growth in our core activities, the successful integration of Flachsmann's activity; and the successful completion of the first phase of the integration of the Food Systems activity. This was acquired from IFF during the second half of 2004, during which the operations, sales and marketing, and research and development activities were integrated within Frutarom's divisions. Following the completion of this first phase, Frutarom started the second phase of leveraging the many cross-selling opportunities between the new customers and products, and Frutarom's existing customers and products. We estimate that the full impact of the cross selling will materialize over the next two years."
The acquisition of the European Food Systems activity, significantly expanded Frutarom's customer base; geographic reach in Europe and its product portfolio, including new and unique products that integrate flavors and natural functional food ingredients. The acquisition strengthened Frutarom's savory flavor offering, which is a growing segment of the food industry, and an area which Frutarom focuses on strengthening. Frutarom expects that the acquired Food Systems activity will significantly leverage and strengthen its position as a leading supplier, offering comprehensive solutions - tasty, natural and with well-being qualities - to leading food manufacturers. In that respect, ***Mr. Yehudai*** mentioned the recent launch of Frutarom's functional ice cream product range. These products combine fruits, natural flavor extracts and natural functional ingredients that enhance and support well-being. Examples include ice cream with aloe vera, "to support inner beauty", or with green tea for "stress relief".

***Mr. Yehudai*** added, "We have invested considerable efforts and resources in implementing our growth strategy in order to achieve our ambitious goals. We believe that this will significantly strengthen our position as a leading global company. We will continue to focus on both large multinational customers, and on mid-size and local customers by providing superior, high quality and tailor-made services. We will persevere in strengthening our presence in developed markets, Western Europe and the United States. In addition, we are intensifying our activities in the fast growing emerging markets where we currently operate, as well as entering new emerging markets where the growth rate is higher the global average. We will continue to invest in developing new products and offer our customers a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients."
Frutarom's **sales** in the first quarter of 2004 totaled US$ 64.7 million, a 47.3% increase compared with the same quarter of 2004. The integration of the Food Systems activity acquired from IFF in Switzerland, Germany and France with the Frutarom Group's global operation contributed to the growth in sales. Furthermore, the continued accelerated growth trend in the Flavors Division, which typically has higher margins compared to fine ingredients products (reaching 64.3% of total sales in the first quarter of 2005 compared with 31.0% in 2000, as well as the **growth in the Fine Ingredients Division's sales, to which new, innovative high margin products developed in Frutarom's R&D labs contributed.**

**Gross profit** for the period rose 47.1% to reach US$ 25.0 million compared with US$ 17.0 million in the same quarter last year. **Operating profit** grew by 80.3% to US$ 9.3 million compared with US$ 5.1 million in the same period 2004, while **operating margin** rose to 14.3% compared with 11.7% for the same period in 2004. **Net profit** grew sharply by 90.6% reaching US$ 6.8 million compared with US$ 3.6 million. Net margin also grew from 8.2% in the first quarter of 2004 to 10.6%. Earnings per share reached US$ 0.13 compared with US$0.08 in the first quarter of 2004.

During the first quarter of 2005, Frutarom achieved **cash flow from operating activities** of US$ 5.5 million, compared with US$ 3.7 million in the first quarter of 2004.

**Yehudai concluded,** "Frutarom continued to be focused on implementing it's rapid growth strategy combining organic growth of core activities, at rates above-industry average, with strategic acquisitions of activities and knowhow in its main fields of business and in strategic geographic regions. To achieve our goal of executing strategic acquisitions in the future, during the first quarter of 2005, we completed a US$ 75.8 million (net) offering and registration of shares on the London Stock Exchange Official List. The proceeds from the offering together with the successful completion of the integration of the acquired activities form a solid base for realizing our rapid growth strategy and for ensuring our future growth. We will continue to invest substantial resources in identifying and executing potential acquisitions, and in achieving rapid growth in our core activities and reaching our ambitious goals in order to create value for our shareholders."

Background on the Company

Frutarom is a global company with significant production and development centers on three continents, which markets its product to over 3,500 customers in more than 100 countries worldwide. Frutarom's products are intended largely for the food, beverage, flavor, fragrance and pharmaceutical industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavors and food systems
- The Fine Ingredients Division develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, natural gums and peptide building blocks

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong and India. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,000 people worldwide.

For further information, visit our website: www.frutarom.com.

**Company Contact**
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

**Investor relations Contacts**
Ehud Helft / Kenny Green
GK International
Tel: +1-866-704-6710 (US), +44-871-474-1218 (UK)
E-mail: Ehud@gk-biz.com / Kenny@gk-biz.com

**FRUTAROM INDUSTRIES LTD.**

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 MARCH 2005

| | 31 March | | 31 December |
|---|---|---|---|
| | 2005 | 2004 | 2004 |
| | U.S. dollars in thousands | | |
| | (Unaudited) | | (Audited) |
| **Assets** | | | |
| **CURRENT ASSETS:** | | | |
| Cash and cash equivalents | 29,982 | 5,618 | 7,350 |
| Accounts receivable: | | | |
| Trade | 50,100 | 34,781 | 43,733 |
| Other | 6,884 | 4,111 | 7,291 |
| Prepaid expenses and advances to Suppliers | 3,649 | 1,851 | 1,851 |
| Inventories | 43,866 | 31,555 | 43,769 |
| Total current assets | 134,481 | 77,916 | 103,994 |
| ***NON-CURRENT ASSETS:*** | | | |
| Property, plant and equipment | 93,613 | 61,406 | 96,683 |
| Intangible assets | 14,127 | 404 | 5,348 |
| Deferred income tax assets | 3,037 | 941 | 2,957 |
| Other non-current assets | 4,164 | 4,162 | 4,758 |
| Total non-current assets | 114,941 | 66,913 | 109,746 |
| Total assets | 249,422 | 144,829 | 213,740 |

**FRUTAROM INDUSTRIES LTD.**
CONDENSED CONSOLIDATED BALANCE SHEET
AT 31 MARCH 2005

## Liabilities and shareholders' equity

| | 31 March | | 31 Dece |
|---|---|---|---|
| | 2005 | 2004 | 200 |
| | U.S. dollars in thousands | | |
| | (Unaudited) | | (Audi |
| **CURRENT LIABILITIES:** | | | |
| Bank credit and loans | 4,729 | 9,870 | 50,355 |
| Accounts payable: | | | |
| Trade | 21,876 | 15,819 | 20,257 |
| Other | 23,519 | 17,590 | 20,718 |
| Provisions | 1,153 | 1,854 | 1,193 |
| Total current liabilities | 51,277 | 45,133 | 92,523 |
| **NON-CURRENT LIABILITIES:** | | | |
| Loans and credit from banks (net of current maturities) | 16,396 | 30,795 | 29,831 |
| Retirement benefit obligations | 8,298 | 1,242 | 8,502 |
| Deferred income tax liabilities | 6,020 | 3,994 | 4,231 |
| Other non-current liabilities | | 1,176 | |
| Total non-current liabilities | 30,714 | 37,207 | 42,564 |
| Total liabilities | 81,991 | 82,340 | 135,087 |
| ***SHAREHOLDERS' EQUITY:*** | | | |
| Share capital | 16,380 | 13,939 | 13,961 |

| | | | |
|---|---|---|---|
| Additional paid-in capital | 91,195 | 15,984 | 17,642 |
| Currency translation differences | 3,142 | 2,502 | 5,039 |
| Retained earnings | 55,905 | 30,905 | 41,332 |
| Amount designed for distribution of dividend declared subsequent to balance sheet date | 1,740 | | 1,740 |
| Cost of company shares held by subsidiary | (931) | (841) | (1,061) |
| T o t a l shareholders' equity | 167,431 | 62,489 | 78,653 |
| Total shareholders' equity and liabilities | 249,422 | 144,829 | 213,740 |

**FRUTAROM INDUSTRIES LTD.**

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005

| | 3 months ended 31 March | | Year ended 31 December |
|---|---|---|---|
| | 2005 | 2004 | 2004 |
| | U.S. dollars in thousands | | |
| | (Unaudited) | | (Audited) |
| **SALES** | 64,729 | 43,933 | 196,780 |
| **COST OF SALES** | 39,724 | 26,940 | 122,447 |
| **GROSS PROFIT** | 25,005 | 16,993 | 74,333 |
| **SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES** - net: | | | |
| Selling, marketing, research and development - net | 10,808 | 7,698 | 34,554 |
| General and administrative | 4,946 | 4,206 | 17,869 |
| **OTHER INCOME** – net | 25 | 55 | 102 |
| **OPERATING PROFIT** | 9,276 | 5,144 | 22,012 |

| | | | |
|---|---|---|---|
| **FINANCIAL EXPENSES** - net | 200 | 78 | 1,347 |
| **PROFIT BEFORE TAXES ON INCOME** | 9,076 | 5,066 | 20,665 |
| **TAXES ON INCOME** | 2,234 | 1,477 | 4,909 |
| **NET INCOME FOR THE PERIOD** | 6,842 | 3,589 | 15,756 |

| | U.S. Dollars | | |
|---|---|---|---|
| **EARNINGS PER SHARE:** | | | |
| **BASIC** | 0.13 | 0.08 | 0.34 |
| **DILUTED** | 0.13 | 0.08 | 0.33 |

END

Close

## Regulatory Announcement

Go to market news section



SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C.
198
SECTION




| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 12:37 24-May-05 |
| **Number** | 6860M |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

25 May 2005

| | |
|---|---|
| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,794,650 | 3.11 | 3.11 | 3.10 | 3.10 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,323,156 | 4.03 | 4.03 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 712,173 | 1.23 | 1.23 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| purposes for a number of joint shareholders holding with him the company's securities: | |
|---|---|
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,794,650 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,323,156 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Frutarom Trust Ltd. |
|---|---|
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 716,999 |
| Change in number of shares: | -4,826 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| Holder's Name: | ICC Industries Inc. |
|---|---|
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| Type of I.D. number: | Israeli I.D. |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH, D.C.
198
SECTION



Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 23-May-05 |
| **Number** | 6075M |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

22 May 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,794,650 | 3.11 | 3.11 | 3.10 | 3.10 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,323,156 | 4.03 | 4.03 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 716,999 | 1.24 | 1.24 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| purposes for a number of joint shareholders holding with him the company's securities: | |
|---|---|
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,791,112 |
| Change in number of shares: | 3,538 |
| Comments: | |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,348,267 |
| Change in number of shares: | -25,111 |
| Comments: | |

| Holder's Name: | Frutarom Trust Ltd. |
|---|---|
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 716,999 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| Holder's Name: | ICC Industries Inc. |
|---|---|
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| Registration: | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | ICC Handels AG |
|---|---|
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | John Oram |
|---|---|
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Ori Yehudai |
|---|---|
| Holder Number: | 7 |
| | |

| | |
|---|---|
| Type of I.D. number: | Israeli I.D. |
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C.
198
SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 16-May-05 |
| **Number** | 3218M |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

15 May 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,791,112 | 3.11 | 3.11 | 3.10 | 3.10 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,348,267 | 4.07 | 4.07 | 4.06 | 4.06 |
| 3 | Frutarom Trust Ltd. | Ordinary | 716,999 | 1.24 | 1.24 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,781,127 |
| Change in number of shares: | 9,985 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,339,146 |
| Change in number of shares: | 9,121 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 716,999 |
| Change in number of shares: | 0 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| Type of I.D. number: | Israeli I.D. |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C.
198
SECTION



Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 03-May-05 |
| **Number** | 7677L |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**

**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**

**Email: eshohat@frutarom.com**

02 May 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,452,248 | 3.04 | 3.04 | 3.03 | 3.03 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,340,963 | 4.06 | 4.06 | 4.05 | 4.05 |
| 3 | Frutarom Trust Ltd. | Ordinary | 752,733 | 1.26 | 1.26 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,459,045 |
| Change in number of shares: | 293,203 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,331,640 |
| Change in number of shares: | 9,323 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 744,856 |
| Change in number of shares: | -19,123 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| Type of I.D. number: | Israeli I.D. |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C. 198 SECTION



## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Holding(s) in Company |
| **Released** | 14:56 21-Apr-05 |
| **Number** | 3655L |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

**Frutarom Industries Ltd.**
**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

21 April 2005

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

**Immediate Report Regarding Change In Shareholders Register**
Regulation 31 of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of April 18, 2005 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Ms. Judith Sherman
   Details of the change: transfer of 5,309 ordinary shares of the Company to: The Private Trust Company, NA

2. Name of the shareholder to whom change relates:
   Estate of W. Schreibamn
   Details of the change: transfer of 6,470 ordinary shares of the Company to: Florence Schreibman, Trustee of Credit Shelter Trust

3. Date and time when the Company first became aware of the reported event: April 18, 2005 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Directorate Change |
| **Released** | 16:27 20-Apr-05 |
| **Number** | 3176L |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

**Frutarom Industries Ltd.**
**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

20 April 2005

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

**Immediate Report regarding Termination of Senior Officeholder**
Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First Name: Yuval
   Last Name: Levy
   Type of I.D. number: Israeli I.D.
   I.D. Number: 55500789
   Citizenship/Country of Incorporation or Registration: Israeli citizen

2. Position held: Senior Executive VP and Manager – Global Flavors Division

3. Termination Date: June 30, 2005
   Holds office since: January 1, 1999

4. To the best of the Company's knowledge the termination is not under circumstances that need to be brought to the shareholders attention.

5. Reason for Termination: Resignation

6. Position he will continue to hold in the Company: None.

7. After termination will the Senior Officeholder continue to be:

   a. An Interested Party: No.
   b. A Senior Officeholder: No.

8. Date and time when the Company first became aware of the reported event: April 20, 2005 at 14:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 07:00 18-Apr-05 |
| **Number** | 1536L |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

17 April 2005

| | |
|---|---|
| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,459,045 | 2.53 | 2.53 | 2.52 | 2.52 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,331,640 | 4.04 | 4.04 | 4.03 | 4.03 |
| 3 | Frutarom Trust Ltd. | Ordinary | 744,856 | 1.29 | 1.29 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,401,086 |
| Change in number of shares: | 57,959 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,327,296 |
| Change in number of shares: | 4,344 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 748,019 |
| Change in number of shares: | -3,163 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| | |
|---|---|
| Type of I.D. number: | Israeli I.D. |
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C.
198
SECTION



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 16:48 13-Apr-05 |
| **Number** | 0256L |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

13 April 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,401,086 | 2.43 | 2.43 | 2.42 | 2.42 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,327,296 | 4.04 | 4.04 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 748,019 | 1.30 | 1.30 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,401,068 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,327,296 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,059 |
| Change in number of shares: | -4,040 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| | |
|---|---|
| Type of I.D. number: | Israeli I.D. |
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 09:20 12-Apr-05 |
| **Number** | 9292K |


SEC MAIL
RECEIVED
PROCESSING
JUL 2 0 2005
WASH, D.C.
198
SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**

**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

12 April 2005

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,401,086 | 2.43 | 2.43 | 2.42 | 2.42 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,327,296 | 4.04 | 4.04 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 752,059 | 1.30 | 1.30 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,395,391 |
| Change in number of shares: | 5,695 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,326,986 |
| Change in number of shares: | 310 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 772,765 |
| Change in number of shares: | -20,706 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| | |
|---|---|
| Type of I.D. number: | Israeli I.D. |
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 12:31 04-Apr-05 |
| **Number** | 5583K |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**
**Registration No.: 52-004280-5**
**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

4 April 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,395,391 | 2.42 | 2.42 | 2.41 | 2.41 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,326,986 | 4.03 | 4.03 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 780,848 | 1.35 | 1.35 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| Holder's Name: | Bank Leumi Ltd. Group |
|---|---|
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,406,144 |
| Change in number of shares: | -10,753 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,327,216 |
| Change in number of shares: | -230 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 785,664 |
| Change in number of shares: | -4,816 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| | |
|---|---|
| Registration: | |
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | ICC Handels AG |
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | John Oram |
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Ori Yehudai |
| Holder Number: | 7 |
| | |

| | |
|---|---|
| Type of I.D. number: | Israeli I.D. |
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| | |
|---|---|
| Holder's Name: | Hans Abderhalden |
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C.
198
SECTION

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Changes - Shareholdings |
| **Released** | 10:16 29-Mar-05 |
| **Number** | 2504K |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

28 March 2005

| | |
|---|---|
| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |

## Immediate Report regarding Changes in Related Parties' Holdings

Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

| | |
|---|---|
| Company's name/First name and Last name of holder: | Frutarom Trust Ltd. |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Nostro account of a bank or insurance company: | No. |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Security's name and class: | Ordinary Share |
| Type of change: | Decrease in shares due to exercise of option to purchase shares. |
| Date of Change: | 28.3.2005 |
| Price: | NIS 0 |
| Are the shares dormant or securities convertible into dormant shares : | No. |
| Balance (in number of securities) at last | 785,664 |

| report: | | |
|---|---|---|
| Change in number of shares: | -4,816 | |
| Updated balance: | 780,848 | |
| Percentage of holdings: | Equity: | 1.35% |
| | Voting rights: | 1.35% |
| Percentage of holdings (fully diluted basis): | Equity: | 0% |
| | Voting rights: | 0% |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company. | | |

Date and time when the Company first became aware of the reported event: March 28, 2005 14:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Related Parties Shareholdings |
| **Released** | 10:07 29-Mar-05 |
| **Number** | 2498K |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**

**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

28 March 2005

| Israeli Securities Authority | Tel Aviv Stock Exchange Ltd. |
|---|---|
| http://www.isa.gov.il/ | http://www.tase.co.il/ |

## Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

| # | Holder's Name | Security name and class | Current balance of security | Holding % | | Holding % (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,406,144 | 2.44 | 2.44 | 2.43 | 2.43 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,327,216 | 4.03 | 4.03 | 4.02 | 4.02 |
| 3 | Frutarom Trust Ltd. | Ordinary | 780,848 | 1.35 | 1.35 | 0 | 0 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 5,000 | 0.01 | 0.01 | 0.02 | 0.02 |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 1 |
| Joint investment and mutual funds management company | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting | No. |

| | |
|---|---|
| purposes for a number of joint shareholders holding with him the company's securities: | |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,371,746 |
| Change in number of shares: | 34,398 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Bank Leumi Ltd. Group |
| Holder Number: | 2 |
| Provident fund and provident fund management companies | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 520018078 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 2,278,616 |
| Change in number of shares: | 48,600 |
| Comments: | |

| | |
|---|---|
| Holder's Name: | Frutarom Trust Ltd. |
| Holder Number: | 3 |
| | |
| Type of I.D. number: | Number with Israeli Companies Registrar |
| Holder's I.D. number: | 512397373 |
| Citizenship/Country of Incorporation or Registration: | Incorporated in Israel |
| Country of Citizenship/Incorporation or registration: | Israel |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 785,664 |
| Change in number of shares: | -4,816 |
| Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company | |

| | |
|---|---|
| Holder's Name: | ICC Industries Inc. |
| Holder Number: | 4 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | 132653653 |
| Citizenship/Country of Incorporation or | Incorporated overseas |

| Registration: | |
|---|---|
| Country of Citizenship/Incorporation or registration: | USA |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 1,964,761 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | ICC Handels AG |
|---|---|
| Holder Number: | 5 |
| | |
| Type of I.D. number: | Number with foreign Companies Registrar |
| Holder's I.D. number: | CH1703002067 |
| Citizenship/Country of Incorporation or Registration: | Incorporated overseas |
| Country of Citizenship/Incorporation or registration: | Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 19,227,347 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | John Oram |
|---|---|
| Holder Number: | 6 |
| | |
| Type of I.D. number: | Other identifying number |
| Holder's I.D. number: | 140036362 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Britain |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 779,171 |
| Change in number of shares: | 0 |
| Comments: | |

| Holder's Name: | Ori Yehudai |
|---|---|
| Holder Number: | 7 |
| | |

| Type of I.D. number: | Israeli I.D. |
|---|---|
| Holder's I.D. number: | 052731569 |
| Citizenship/Country of Incorporation or Registration: | Private individual |
| Country of Citizenship/Incorporation or registration: | Israeli citizen |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 752,546 |
| Change in number of shares: | 0 |
| Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company. | |

| Holder's Name: | Hans Abderhalden |
|---|---|
| Holder Number: | 8 |
| | |
| Type of I.D. number: | Passport |
| Holder's I.D. number: | 004817414 |
| Citizenship/Country of Incorporation or Registration: | Private individual, not an Israeli citizen |
| Country of Citizenship/Incorporation or registration: | Citizen of Switzerland |
| Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: | No. |
| Are the shares dormant: | No. |
| Security # on Tel Aviv Stock Exchange: | 1081082 |
| Balance (in number of securities) at last report: | 5,000 |
| Change in number of shares: | 0 |
| Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company. | |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

## Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C.
198
SECTION

| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Dividend Declaration |
| **Released** | 07:00 29-Mar-05 |
| **Number** | 2420K |

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

# Frutarom Industries Ltd.

**("Company")**

**Registration No.: 52-004280-5**

**The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange**
**Name: Frutarom**
**25 HaShaish St., P.O.B. 10067, Haifa 26110**
**Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com**
**Email: eshohat@frutarom.com**

27 March 2005

| Israeli Securities Authority<br>http://www.isa.gov.il/ | Tel Aviv Stock Exchange Ltd.<br>http://www.tase.co.il/ |
|---|---|

## Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. On March 23, 2005, the Board of Directors of the Company resolved to distribute a cash dividend.

2. The amount of the dividend is US$ 1,740,000 (NIS 7,497,926).

   The dividend represents 13% of the Company's issued and paid-up share capital.

3. The record date (cum date): April 18, 2005.
   The Ex-date: April 19, 2005.
   The Dividend distribution date: May 1, 2005.

4. Withholding tax rate: the dividend is subject to withholding tax in accordance with applicable law. Subject to exemptions and special tax rates, the tax rate with respect to a dividend paid to individuals derived from the earnings of an approved enterprise is 15%, and 25% with respect to a dividend not derived from approved enterprise earnings.

5. Following the dividend distribution, the retained earnings of the Company, as defined in section 302 of the Companies Law, 1999, will be in the amount of US$ 44,980,000.

6. Approvals required for the distribution of the dividend: Approval of the board of directors of the Company.

7.

| Security Reg. No. | Dividend amount payable in shekels or other currency per share | Currency | Conversion Rate Date |
|---|---|---|---|
| 1081082 | 0.13 | NIS | |
| 1081082 | 0.03 | US$ | 1.5.2005 |

8. Number of dormant shares of the Company not entitled to receive a dividend for which a waiver should be issued: 0.

9. In the event that the Company has convertible securities, detail the effect of the dividend's distribution thereon: _________.

END

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## Regulatory Announcement

**Go to market news section**



| **Company** | Frutarom Industries Limited |
|---|---|
| **TIDM** | FRUT |
| **Headline** | Annual Report and Accounts |
| **Released** | 07:00 24-Mar-05 |
| **Number** | 1727K |


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C.
198
SECTION

RNS Number:1727K
Frutarom Industries Limited
24 March 2005

To: RNS
The London Stock Exchange

Dear Sir/Madame,

Re: Approval of 2004 Annual Report of Frutarom Industries Ltd. ("Company")

1. We wish to inform that on March 23, 2005 the board of directors of the Company has approved the 2004 Annual Report, including Description of the Company's Business; the Financial Statements of the Company for the period ended 31 December, 2004; the Directors Report on the Company's state of affairs; and the Company's Periodic Report.

2. The Annual report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Annual Report.

4. The full Annual Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES ACHIEVING RECORD RESULTS AND FIFTH CONSECUTIVE YEAR OF GROWTH

SALES GREW 41.2% TO US$ 196.8 M

NET PROFIT INCREASES SIGNIFICANTLY BY 91.6% TO US$ 15.8 M

NET MARGIN ROSE 8% COMPARED WITH 5.8% FOR THE SAME QUARTER IN 2003

CASH FLOW FROM CURRENT OPERATIONS REACHED US$ 17.3 M

| | 2004 | 2003 | Change (%) |
|---|---|---|---|
| Sales | 196.8 | 139.3 | 41.2% |

| | | | |
|---|---|---|---|
| Gross profit | 74.3 | 49.9 | 49.1% |
| Selling, Marketing, R&D, Administration and General expenses | 52.3 | 37.3 | 40.3% |
| Operating profit | 22.0 | 12.6 | 75.2% |
| EBIDTA | 31.1 | 17.5 | 77.6% |
| Financial expenses | 1.3 | 1.0 | 35.2% |
| Profit before tax | 20.7 | 11.6 | 78.6% |
| Net profit | 15.8 | 8.0 | 96.1% |

2004 was the fifth consecutive year of record results for Frutarom. This year the Company continued its trend of increased sales, profitability and profits following the successful implementation of Frutarom's rapid growth strategy combining organic growth of core activities with strategic acquisitions of activities and knowhow in its main fields of business and in strategic geographic regions.

According to Ori Yehudai, the Frutarom Group's President and Chief Executive Officer, "In 2004 Frutarom made further significant progress in positioning itself as one of the world's leading flavors and fragrances companies. The excellent results that Frutarom achieved are due to the double digit organic growth in core activities (as achieved in previous years), the successful integration of the Flachsmann activities acquired by Frutarom in 2003; and our focus on leveraging the cross selling possibilities from the recent acquisition of the Food Systems activity from International Flavors & Fragrances, Inc. ("IFF"). The activities and achievements of recent years coupled with the many cross selling opportunities serve as a solid foundation for Frutarom's continued future growth and prosperity.

During the second half of 2004, Frutarom completed the acquisition of IFF's Food Systems activity in Europe. The Food Systems business develops, produces and markets unique compounds of fruit and other natural ingredients used in a wide variety of food products. This acquisition significantly expanded Frutarom's multinational food and beverage customer base; geographic reach in Europe, including entry to new countries; and its product portfolio, including new and unique products that integrate flavors, natural functional food ingredients and food systems. Additionally, the acquisition strengthened Frutarom's savory flavor offering, which is a growing segment of the food industry, and which Frutarom will focus on strengthening. Frutarom estimates that the acquisition will leverage and strengthen its position as a leading global supplier to the food industry, offering natural, comprehensive solutions to leading food manufacturers, including a broad and innovative range of products for the functional food industry.

During the fourth quarter of 2004 the first phase of the integration of the Food System activity with Frutarom's existing activities ended, including transferring the production activity previously conducted by IFF in France to Frutarom's Food Systems production sites in Switzerland and Germany, and the integration of Frutarom's existing Food Systems activity in England. In addition, the sales and marketing and research and development teams in Europe were fully integrated. Following the completion of this first phase, Frutarom started the second phase of leveraging the many cross selling opportunities between the new customers and products and Frutarom's existing customers and products.

According to Yehudai, "In 2004, Frutarom's management completed a strategic planning process so as to redefine the Company's vision, goals and strategy for

the coming years, which will materially strengthen our position as a leading global company. The Company's management has set a revenues target of US$ 500 - 600 million for 2008. This goal will be achieved by continuing to implement our rapid growth strategy of recent years, which includes accelerated growth in core activities, above-industry average growth, and by executing strategic acquisitions. Frutarom will continue to focus on both large multinational customers and on mid size and local customers by providing superior, high quality tailor-made service. Frutarom will persevere in strengthening its presence in developed markets, Western Europe and the United States, and intensify its activities in fast growing emerging markets where it currently operates, as well as entering additional countries. The Company will continue to offer a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients."

Frutarom's sales(1) in 2004 totaled US$ 196.8 million, a 41.2% increase compared with 2003, when sales reached US$ 139.3 million. Gross profit during the period rose by 49.1% to reach US$ 74.3 million compared with US$ 49.9 million last year. Gross margin grew from 35.8% to 37.8%. Operating profit grew sharply by 75.2% to US$ 22 million compared with US$ 12.6 million in 2003, while operating margin improved to 11.2% compared with 9.0% last year. Net profit grew significantly by 96.1% to US$ 15.8 million compared with US$ 8 million in 2003. Net margin also grew from 5.8% in 2003 to 8.0% in 2004.

Yehudai emphasized that the growth in sales is impressive, particularly in comparison to the industry's average annual growth rates, ranging from 2% to 4%. In 2004 the growth in the Flavors Division's sales, which typically generate higher margins than fine ingredients products, as a proportion of Frutarom's total sales reached 56.4% this year (compared with 42.1% in 2002). The Fine Ingredients Division grew through its continued focus on developing innovative value-added products with higher than average margin. The ongoing improvement in efficiencies and synergies also contributed to the growth.

--------------------------

(1) Prepared in accordance with the consolidated financial reports of Frutarom Industries Ltd. which were prepared in accordance with the IFRS, as required by the UKLA

In 2004, Frutarom achieved a cash flow from operations of US$ 17.3 million compared with US$ 10.1 million in 2003. The cash flow was used to reduce debt, finance investments and grow the Company's cash balances.

Frutarom's equity as at December 31, 2004 totaled US$ 78.7 million, which is 36.8% of the balance sheet, compared with US$ 59.6 million as at December 31, 2003, or 42.4% of the balance sheet. The growth comes largely from the profit for the period.

During the fourth quarter, Frutarom's sales totaled US$ 56.9 million, up 51.0% compared with the fourth quarter of 2003, when sales reached US$ 37.7 million. Gross profit for the quarter rose by 52.6% to reach US$ 20.2 million. Operating profit rose sharply by 246% to total US$ 4.3 million, with gross margin reaching 7.5% compared with 3.3% during the same quarter in 2003. The fourth quarter's net profit also grew significantly by 275.7%, to total US$ 3.0 million compared with US$ 0.8 million in 2003. Net margin also rose sharply to reach 5.3% compared with 2.1% last year.

Frutarom's activity is characterized by seasonal fluctuations, generally with higher sales and profitability during the first half of the year and lower sales and margin during the second half. The impact of seasonality on the Company's results has steadily decreased in recent years as the Company has increased its sales of products such as savory flavors, functional food ingredients and natural pharma/nutraceutical extracts, which generally have lower seasonality in demand. The especially cold and wet summer that hit Europe in 2004 harmed the

sales of some Frutarom customers (mainly in beverages and ice cream). Nevertheless, Frutarom was still able to succeed in growing all of its core activities during the second half of the year.

Yehudai concluded, "Frutarom's management invests considerable resources in identifying and executing potential acquisitions and in achieving rapid growth in core activities to ensure that value is created for our shareholders. During the first quarter of 2005, Frutarom completed a US$ 75.8 million (net) offering and registration of shares on the London Stock Exchange Official List. This offering added leading international investors to the Frutarom shareholder portfolio and strengthened our global position. The proceeds will be used largely to finance future strategic acquisitions as part of the implementation of Frutarom's strategy".

Background on the Company

Frutarom is a global company with significant production and development centers on three continents, which markets its product to over 3,500 customers in more than 100 countries worldwide. Frutarom's products are intended largely for the food, beverage, flavor, fragrance and pharmaceutical industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavors and food systems

- The Fine Ingredients Division, which develops, produces and markets raw materials intended mainly for the production of flavors, fragrances, plant extracts and natural products, including medicinal extracts.

Frutarom is also active in several innovative activities, including through its ArtChem activity, which develops, produces and markets raw materials in the peptide field, intended for the pharmaceutical industry producing through biotechnological methods.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong and India. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,000 people worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai,
President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

Investor relations Contacts
Ehud Helft /
Kenny Green
GK International
Tel: +1-866-704-6710 (US),
+44-871-474-1218 (UK)
E-mail: Ehud@gk-biz.com/Kenny@gk-biz.com

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/1727k_-2005-3-24.pdf

END

Close

# Regulatory Announcement





| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Listing Particulars |
| **Released** | 13:22 04-Feb-05 |
| **Number** | 2427I |

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3rd February 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: Global offering of up to 13,200,000 shares of a nominal value NIS 1 in the form of 13,200,000 Global Depositary Receipts ("GDRs"), ea part of an application to list up to 57,676,357 GDRs)

ISSUER: Frutarom Industries Ltd.

INCORPORATED IN: The State of Israel

Particulars relating to the issue may be obtained during usual business hours for fourteen days from from:

Authorised Advisers

Morgan Stanley & Co. International Limited
25 Cabot Square
London
E14 4QA
England

UBS Limited
Finsbury Avenue
London
EC2M 2PP
England

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at Authority, 25 The North Colonnade, London E14 5HS.

END

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## Regulatory Announcement

**Go to market news section**



| | |
|---|---|
| **Company** | Frutarom Industries Limited |
| **TIDM** | FRUT |
| **Headline** | Stabilisation notice |
| **Released** | 07:00 03-Feb-05 |
| **Number** | 1611I |


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH, D.C.
198
SECTION

Frutarom Industries Ltd

Stabilisation Notice

UBS Limited hereby notifies the London Stock Exchange that it may stabilise the secondary offering of 12,000,000 GDRs, each representing one share in Frutarom Industries Ltd.

1. Security to be stabilised: Frutarom GDR
2. Security Identifier (ISIN): U535950R1068 (144a GDRs), US35950R2058 (Reg S GDR)
3. Stabilising Manager: UBS Limited (Adam Welham 020 7568 6342)
4. Stabilisation period commences on 03 February 2005 at 08:00 London time
5. Stabilisation period is expected to end no later than 10 March 2005 at close of business (30 days after closing)
6. Offer price: US$7.63 per GDR
7. 10% of the offer size will be subject to over-allotment arrangements (corresponding to 1,200,000 GDRs)
8. Stabilisation will be conducted in accordance with the Price Stabilising Rules of the FSA

Stabilisation/FSA



END

END

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FRUTAROM
FOUNDED 1933

February 27, 2005


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION
198

Securities Exchange Commission   Tel Aviv Stock Exchange
www.isa.gov.il   www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding status of interested party shareholdings

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,267,992 | 2.2 | 2.2 | 2.19 | 2.19 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,214,964 | 3.84 | 3.84 | 3.83 | 3.83 |
| 3 | Frutarom Trust Ltd. | Ordinary | 793,580 | 1.38 | 1.38 | 0.00 | 0.00 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,204,336
Change in number of shares: 63,656

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,147,639
Change in number of shares: 67,325

Name of company: Frutarom Trust Ltd. – holder #3

SUBSIDIARY OF

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 805,013
Change in number of shares: -11,433
The shares are held in trust for employees of the Company.

Name of company: ICC Industries Inc. – holder #4
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #5
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 19,227,347
Change in number of shares: 0

Name of holder: John Oram – holder #6
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #7
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen


FRUTAROM
FOUNDED 1933

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #8
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 22, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH, D.C. 198 SECTION

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated in Israel
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Decrease due to execution of purchase option

Date of change: February 25, 2003
Transaction rate: 0
Are the shares dormant: No
Balance (in number of shares) at last report: 805,013
Change in number of shares: -11,433
Current balance: 793,580
Holding following change: Equity: 1.38%, Voting rights: 1.38%
Holding following change (full dilution): Equity: 1.37%, Voting rights: 1.37%

Note #1: Frutarom Trust Ltd. holds the shares in trust for employees of the Company.

The Company became aware of these events on February 27, 2005 at 12:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 22, 2005


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
198
SECTION

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Change in shareholder list

The Company hereby advises that on February 22, 2005 there was a change in the list of shareholders in the Company due to the allocation of shares:

1. Name of registered shareholder involved: The Nominee Company of Bank Leumi LeIsrael Ltd.

   Type of I.D. number: Number with Israeli Companies Registrar

   Details of change: Allocation of 600,000 ordinary shares in the name of the Nominee Company of Bank Leumi LeIsrael Ltd.

Date Company became aware of action: February 22, 2005 at 9:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 22, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding status of interested party shareholdings

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,204,336 | 2.09 | 2.09 | 2.08 | 2.08 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,147,639 | 3.72 | 3.72 | 3.71 | 3.71 |
| 3 | Frutarom Trust Ltd. | Ordinary | 805,013 | 1.40 | 1.40 | 0.00 | 0.00 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.41 | 3.41 | 3.40 | 3.40 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.34 | 33.34 | 33.25 | 33.25 |
| 6 | John Oram | Ordinary | 779,171 | 1.35 | 1.35 | 1.35 | 1.35 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.30 | 1.30 | 1.56 | 1.56 |
| 8 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,204,336
Change in number of shares: 0

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,147,639
Change in number of shares: 0

Name of company: Frutarom Trust Ltd. – holder #3

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 505,013
Change in number of shares: 300,000
The shares are held in trust for employees of the Company.

Name of company: ICC Industries Inc. – holder #4
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #5
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 19,227,347
Change in number of shares: 0

Name of holder: John Oram – holder #6
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #7
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #8
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**FRUTAROM**
FOUNDED 1933

February 22, 2005


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
198
SECTION

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

**1.**
Name of company: ICC Handels AG
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated overseas in Switzerland
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Increase due to return of loaned shares

Date of change: February 22, 2005
Transaction rate: 0
Are the shares dormant: No
Balance (in number of shares) at last report: 19,227,347
Change in number of shares: 600,000
Current balance: 19,827,347
Holding following change: Equity: 34.38%, Voting rights: 34.38%
Holding following change (full dilution): Equity: 34.37%, Voting rights: 34.37%

**2.**
Name of company: ICC Handels AG
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated overseas in Switzerland
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Decrease due to sale offer

Date of change: February 22, 2005

Transaction rate: NIS 33.50
Are the shares dormant: No
Balance (in number of shares) at last report: 19,827,347
Change in number of shares: -600,000
Current balance: 19,227,347
Holding following change: Equity: 33.34%, Voting rights: 33.34%
Holding following change (full dilution): Equity: 33.25%, Voting rights: 33.25%

**3.**
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated in Israel
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Increase due to return of loaned shares

Date of change: February 22, 2005
Transaction rate: 0
Are the shares dormant: No
Balance (in number of shares) at last report: 505,013
Change in number of shares: 300,000
Current balance: 805,013
Holding following change: Equity: 1.40%, Voting rights: 1.40%
Holding following change (full dilution): Equity: 1.39%, Voting rights: 1.39%

Note #1: Frutarom Trust Ltd. holds the shares in trust for employees of the Company.

The Company became aware of these events on February 22, 2005 at 9:30.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**FRUTAROM**
F O U N D E D 1 9 3 3

February 22, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION

Securities Exchange Commission www.isa.gov.il

Tel Aviv Stock Exchange www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's securities

The Company hereby advises that on February 22, 2005, the following change was made to the number of shares in the Company:

1. Description of the significance of the change

Issue of ordinary shares in the Company following execution of the option granted to the offering's underwriters as part of the capital raising and registration of GDRs on the London Stock Exchange Main Listing.

| Date of change | Significance of change | Type and name of share changed | # on TASE | Quantity of change | Executed through TASE clearing house |
|---|---|---|---|---|---|
| February 22, 2005 | Following issue of shares and GDR registration for trade in London | Ordinary share | 1081082 | 600,000 | No |

2a. Count of the Company's share equity following the change:

| Name and type of share | # on TASE | Number of shares in registered equity | Issued and paid equity | |
|---|---|---|---|---|
| | | | Quantity in last report | Current quantity |
| Ordinary share | 1081082 | 100,000,000 | 57,076,357 | 57,676,357 |

2b. Count of other securities of the Company

| Share # | Share name | Quantity in last report | Current quantity |
|---|---|---|---|
| 1090851 | Non tradable May 2004 options | 150,000 | 150,000 |

Sincerely yours,

Eyal Shohat, Adv.

FRUTAROM
FOUNDED 1933

February 20, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding status of interested party shareholdings

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,204,336 | 2.11 | 2.11 | 2.10 | 2.10 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,147,639 | 3.76 | 3.76 | 3.75 | 3.75 |
| 3 | Frutarom Trust Ltd. | Ordinary | 505,013 | 0.88 | 0.88 | 0.88 | 0.88 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.44 | 3.44 | 3.43 | 3.43 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.69 | 33.69 | 33.60 | 33.60 |
| 6 | John Oram | Ordinary | 779,171 | 1.37 | 1.37 | 1.36 | 1.36 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.32 | 1.32 | 1.32 | 1.32 |
| 8 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,117,830
Change in number of shares: 85,506

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,148,660
Change in number of shares: -1,021

Name of company: Frutarom Trust Ltd. – holder #3

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 505,013
Change in number of shares: 0
The shares are held in trust for employees of the Company.

Name of company: ICC Industries Inc. – holder #4
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #5
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 19,227,347
Change in number of shares: 0

Name of holder: John Oram – holder #6
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #7
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #8
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**FRUTAROM**
FOUNDED 1933


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. 198 SECTION

February 17, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an event or matter deviating from the normal course of business

Further to the immediate report dated February 3, 2005, Frutarom Industries Ltd. ("Frutarom") regarding raising capital through a share issue ("Shares") and the registration of global depository shares ("GDRs")on the London Stock Exchange Main Listing, the Company hereby advised that UBS, in the name of the underwriters, today advised the Company and ICC Handels AG that the option given it to purchase up to 1,200,000 additional shares of the Company at the offering price (NIS 33.5 per share and US$ 7.63 per GDR) has been fully subscribed. The Company will issue 600,000 new shares and 600,000 existing shares will be sold by ICC Handels AG. The number of shares in the Company sold in the offering hereby totals 13,200,000, of which 10,600,000 were sold by the Company and 2,600,000 by ICC Handels AG.

Following realization of the option, the net consideration for the offering (minus the underwriting fees and other expenses related to the issue) that the Company will receive increases by US$ 4.37 million and will total about US$ 76 million.

The Company will not receive any consideration whatsoever for the shares to be sold by ICC Handels AG.

The Company became aware of the matter on February 16, 2005 at 16:40.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 15, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
198
WASH. D.C. SECTION

Securities Exchange Commission  Tel Aviv Stock Exchange
www.isa.gov.il  www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding status of interested party shareholdings

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 1,117,830 | 1.96 | 1.96 | 1.95 | 1.95 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,148,660 | 3.76 | 3.76 | 3.75 | 3.75 |
| 3 | Frutarom Trust Ltd. | Ordinary | 505,013 | 0.88 | 0.88 | 0.88 | 0.88 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.44 | 3.44 | 3.44 | 3.44 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.69 | 33.69 | 33.60 | 33.60 |
| 6 | John Oram | Ordinary | 779,171 | 1.37 | 1.37 | 1.36 | 1.36 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.32 | 1.32 | 1.32 | 1.32 |
| 8 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 866,610
Change in number of shares: 251,220

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,139,703
Change in number of shares: 8,957

Name of company: Frutarom Trust Ltd. – holder #3

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 805,013
Change in number of shares: 0
The shares are held in trust for employees of the Company.

Name of company: ICC Industries Inc. – holder #4
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #5
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 19,227,347
Change in number of shares: -2,600,000

Name of holder: John Oram – holder #6
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #7
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen




Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #8
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 10, 2005


SEC MAIL
RECEIVED
PROCESSING
JUL 29 2005
WASH. D.C.
198
SECTION

Securities Exchange Commission  Tel Aviv Stock Exchange
www.isa.gov.il  www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated in Israel
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Reduction due to execution of purchase shares

Date of change: February 1, 2005
Transaction rate: 0
Are the shares dormant: No
Balance (in number of shares) at last report: 819,745
Change in number of shares: -14,732
Current balance: 805,013
Holding following change: Equity: 1.71%, Voting rights: 1.71%
Holding following change (full dilution): Equity: 1.70%, Voting rights: 1.70%

The Company became aware of these events on February 3, 2005 at 10:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 8, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Change in shareholder list

The Company hereby advises that on February 8, 2005 there was a change in the list of shareholders in the Company due to the allocation of shares:

1. Name of registered shareholder involved: The Nominee Company of Bank Leumi LeIsrael Ltd.

   Type of I.D. number: Number with Israeli Companies Registrar

   Details of change: Allocation of 10,000,000 ordinary shares in the name of the Nominee Company of Bank Leumi LeIsrael Ltd.

Date Company became aware of action: February 8, 2005 at 10:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 8, 2005

Securities Exchange Commission www.isa.gov.il

Tel Aviv Stock Exchange www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding status of interested party shareholdings

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 866,610 | 1.52 | 1.52 | 1.51 | 1.51 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,139,703 | 3.75 | 3.75 | 3.74 | 3.74 |
| 3 | Frutarom Trust Ltd. | Ordinary | 505,013 | 0.88 | 0.88 | 0.88 | 0.88 |
| 4 | ICC Industries Inc. | Ordinary | 1,964,761 | 3.44 | 3.44 | 3.43 | 3.43 |
| 5 | ICC Handels AG | Ordinary | 19,227,347 | 33.69 | 33.69 | 33.60 | 33.60 |
| 6 | John Oram | Ordinary | 779,171 | 1.37 | 1.37 | 1.36 | 1.36 |
| 7 | Ori Yehudai | Ordinary | 752,546 | 1.32 | 1.32 | 1.32 | 1.32 |
| 8 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 866,610
Change in number of shares: 0

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,139,703
Change in number of shares: 0

Name of company: Frutarom Trust Ltd. – holder #3

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 805,013
Change in number of shares: -300,000
The shares are held in trust for employees of the Company.

Name of company: ICC Industries Inc. – holder #4
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #5
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: -2,600,000

Name of holder: John Oram – holder #6
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #7
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #8
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 8, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

**1.**

Name of company: ICC Handels AG
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated overseas in Switzerland
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Reduction due to sale offer

Date of change: February 8, 2005
Transaction rate: NIS 33.50
Are the shares dormant: No
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: -2,000,000
Current balance: 19,827,347
Holding following change: Equity: 34.74%, Voting rights: 34.74%
Holding following change (full dilution): Equity: 34.65%, Voting rights: 34.65%

**2.**

Name of company: ICC Handels AG
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated overseas in Switzerland
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Reduction due to lending of shares

Date of change: February 8, 2005
Transaction rate: 0
Are the shares dormant: No

Balance (in number of shares) at last report: 19,827,347
Change in number of shares: -600,000
Current balance: 19,827,347
Holding following change: Equity: 33.69%, Voting rights: 33.69%
Holding following change (full dilution): Equity: 33.60%, Voting rights: 33.60%

**3.**
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account for bank or insurer: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Incorporated in Israel
Share # on Tel Aviv Stock Exchange: 1081082
Name and type of share: Ordinary share
Significance of change: Reduction due to lending of shares

Date of change: February 8, 2005
Transaction rate: 0
Are the shares dormant: No
Balance (in number of shares) at last report: 805,013
Change in number of shares: -300,000
Current balance: 505,013
Holding following change: Equity: 0.88%, Voting rights: 0.88%
Holding following change (full dilution): Equity: 0.88%, Voting rights: 0.88%

Note #1: Frutarom Trust Ltd. holds its shares in trust for employees of the Company.

ICC Handels AG and Frutarom Trust Ltd. have lent their shares for a period of 30 days.

The Company became aware of these events on February 8, 2005 at 10:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**FRUTAROM**
FOUNDED 1933

February 8, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's securities

The Company hereby advises that on February 8, 2005, the following change was made to the number of shares in the Company:

1. Description of the significance of the change

| Date of change | Significance of change | Type and name of share changed | # on TASE | Quantity of change | Executed through TASE clearing house |
|---|---|---|---|---|---|
| February 8, 2005 | Following issue of shares and GDR registration for trade in London | Ordinary share | 1081082 | 10,000,000 | No |

2a. Count of the Company's shares following the change:

| Name and type of share | # on TASE | Number of shares in registered equity | Issued and paid equity | |
|---|---|---|---|---|
| | | | Quantity in last report | Current quantity |
| Ordinary share | 1081082 | 100,000,000 | 47,076,357 | 57,076,357 |

2b. Count of other securities of the Company

| Share # | Share name | Quantity in last report | Current quantity |
|---|---|---|---|
| 1090851 | Non tradable May 2004 options | 150,000 | 150,000 |

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary




**FRUTAROM**
FOUNDED 1933

February 6, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH. D.C.
198
SECTION

Securities Exchange Commission — www.isa.gov.il
Tel Aviv Stock Exchange — www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 721,739 | 1.53 | 1.53 | 1.52 | 1.52 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 1,970,285 | 4.19 | 4.19 | 4.17 | 4.17 |
| 3 | Bank HaPoalim Group | Ordinary | 529,337 | 1.12 | 1.12 | 1.12 | 1.12 |
| 4 | Bank HaPoalim Group | Ordinary | 1,916,185 | 4.07 | 4.07 | 4.06 | 4.06 |
| 5 | Frutarom Trust Ltd. | Ordinary | 819,745 | 1.74 | 1.74 | 1.74 | 1.74 |
| 6 | ICC Industries Inc. | Ordinary | 1,964,761 | 4.17 | 4.17 | 4.16 | 4.16 |
| 7 | ICC Handels AG | Ordinary | 21,827,347 | 46.37 | 46.37 | 46.22 | 46.22 |
| 8 | John Oram | Ordinary | 779,171 | 1.66 | 1.66 | 1.65 | 1.65 |
| 9 | Ori Yehudai | Ordinary | 752,546 | 1.60 | 1.60 | 1.59 | 1.59 |
| 10 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 831,581
Change in number of shares: -109,842

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082

Balance (in number of shares) at last report: 1,970,285
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 527,000
Change in number of shares: 2,337

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,941,927
Change in number of shares: -25,742

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7

Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #10
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 0
Change in number of shares: 6,479

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 6, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH. D.C.
198
SECTION

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Removal from list of interested party shareholders

1. Holder's details
   Name of company: Bank HaPoalim
   Type of I.D. number: Number with Israeli Companies Registrar
   Holder's I.D. number: 520000118
   Incorporated in Israel
   Address: 62 Yehuda HaLevy St., Tel Aviv 65227
   Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
2. Details of action as a result of which holder is no longer an interested party
   a. Name and type of share: Ordinary share
   b. Share # on Tel Aviv Stock Exchange: 1081082
   c. Date of action: February 3, 2005
   d. Significance of action: Reduction due to sale on exchange
   e. Number of shares involved: -185,934
   f. Share value upon action: NIS 33.32
   g. Are the shares dormant: No
3.
   a. Holding after action

| Name, type and series of share | Share # on TASE | Share quantity | Dormant | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| Bank HaPoalim | 1081082 | 2,262,935 | No | 4.81 | 4.81 | 4.80 | 4.80 |

   b. The holder is a bank. Following are the details of its holdings:

| Holder | Name, type and series of share | Share # on TASE | Share quantity | Dormant |
|---|---|---|---|---|
| Joint trustee investment fund management companies | Ordinary share | 1081082 | 530,230 | No |
| Provident fund and provident fund management companies | Ordinary share | 1081082 | 1,732,705 | No |

4. Additional details: None
5. Date Company became aware of action: February 6, 2005 at 13:00

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

February 6, 2005

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 866,610 | 1.84 | 1.84 | 1.83 | 1.83 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 2,139,703 | 4.55 | 4.55 | 4.44 | 4.44 |
| 3 | Bank HaPoalim Group | Ordinary | 530,230 | 1.13 | 1.13 | 1.12 | 1.12 |
| 4 | Bank HaPoalim Group | Ordinary | 1,732,705 | 3.68 | 3.68 | 3.67 | 3.67 |
| 5 | Frutarom Trust Ltd. | Ordinary | 805,013 | 1.71 | 1.71 | 1.70 | 1.70 |
| 6 | ICC Industries Inc. | Ordinary | 1,964,761 | 4.17 | 4.17 | 4.16 | 4.16 |
| 7 | ICC Handels AG | Ordinary | 21,827,347 | 46.37 | 46.37 | 46.22 | 46.22 |
| 8 | John Oram | Ordinary | 779,171 | 1.66 | 1.66 | 1.65 | 1.65 |
| 9 | Ori Yehudai | Ordinary | 752,546 | 1.60 | 1.60 | 1.59 | 1.59 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 640,143
Change in number of shares: 226,467

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,965,285

FRUTAROM
FOUNDED 1933

Change in number of shares: 174,418

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 539,458
Change in number of shares: -9,238

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,909,411
Change in number of shares: -176,706

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: -14,732

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar

FRUTAROM
FOUNDED 1933

Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 3, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an event or matter deviating from the normal course of business

1. Further to the immediate reports dated December 2, 2004, January 13, 2005, January 19, 2005, January 20, 2005 and January 23, 2005 regarding the Company's intention to raise capital by issuing ordinary shares in the Company ("shares") and the register of Global Depository Receipts ("GDRs") on the London Official List ("capital raising"), Frutarom Industries Ltd. ("the Company" or "Frutarom") hereby advises of the successful completion of the costing stage:

   1.1 As part of the offering, 12,000,000 ordinary shares in the Company (as shares or GDRs with each GDR representing one share) will be offered. The shares will be sold at a price of NIS 33.50 per hare and the GDRs will be sold at a price of US$ 7.63 per GDR ("the Offering Price"). The Shares offered include 10,000,000 new shares that will be issued by the Company and 2,000,000 existing shares that will be sold by ICC Handels AG of the ICC Group, the controlling interest in the Company. The Shares offered represent about 25.5% of the Company's issued and paid equity prior to the issue.

   1.2 The net consideration for the offering that the Company will receive (less underwriting fees and other expenses related to the offering) totals about US$ 71 million. The Company will not receive any consideration whatsoever for the Shares offered for sales by ICC Handels AG.

   1.3 In addition to the Shares offered, the Company and ICC Handels AG granted the underwriter an over allotment option for the sales of up to 1,200,000 additional shares at the Offering Price. The option is divided into 600,000 new Shares that will be issued by the Company and 600,000 existing Shares to be sold by ICC Handels AG. The option can be exercised wholly or in part by a notice that will be given by UBS to the Company within 30 days from the offering date. The Shares offered within the framework of the option represent about 2.5% of the Company's issued and paid equity prior to the issue. If the option is executed the net consideration for the Offering that the Company will receive (less underwriting fees and other expenses related to the offering) is expected to total about US$ 76 million.

   1.4 The Offering will be completed on February 8. Conditional trade in GDRs on the London Exchange is expected to begin today. Unconditional trade in GDRs on the London Exchange will begin on February 8 at 8:00 (GMT).

2. Date the Company first became aware of the matter: February 2, 2005 at 22:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 31, 2004

Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 640,143 | 1.36 | 1.36 | 1.35 | 1.35 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 1,965,285 | 4.17 | 4.17 | 4.16 | 4.16 |
| 3 | Bank HaPoalim Group | Ordinary | 539,458 | 1.15 | 1.15 | 1.14 | 1.14 |
| 4 | Bank HaPoalim Group | Ordinary | 1,909,411 | 4.06 | 4.06 | 4.05 | 4.05 |
| 5 | Frutarom Trust Ltd. | Ordinary | 819,745 | 1.74 | 1.74 | 1.73 | 1.73 |
| 6 | ICC Industries Inc. | Ordinary | 1,964,761 | 4.17 | 4.17 | 4.16 | 4.16 |
| 7 | ICC Handels AG | Ordinary | 21,827,347 | 46.37 | 46.37 | 46.22 | 46.22 |
| 8 | John Oram | Ordinary | 779,171 | 1.66 | 1.66 | 1.65 | 1.65 |
| 9 | Ori Yehudai | Ordinary | 752,546 | 1.60 | 1.60 | 1.59 | 1.59 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 721,739
Change in number of shares: -81,596

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,970,285

Change in number of shares: -5,000

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 529,337
Change in number of shares: 10,121

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,916,185
Change in number of shares: -6,774

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar

Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**THE TEL AVIV STOCK EXCHANGE**

January 30, 2004
90737

Re: Approval to register shares for trade

Approval is hereby given by the General Manager of the Stock Exchange to register for trade shares as specified below:

Frutarom Industries Ltd. – issue in London

Up to 10,600,000 shares to be issued to institutional investors within the framework of an offering to be made on the London Stock Exchange.

Sincerely yours,

Hani Sheetrit Bach
Manager
Issues Unit

**The Tel Aviv Stock Exchange Ltd.**
54 Ahad Ha'am St., P.O.B. 29060, Tel Aviv 65202, Tel: 03-567 7411, Fax: 03-510 5379, Email: info@tase.co.il
**www.tase.co.il**


הבורסה לניירות ערך

30 ינואר, 2005
90737

הנדון: **<u>אישור לרישום ניירות ערך למסחר</u>**

ניתן אישור המנהל הכללי של הבורסה לרישום למסחר של ניירות ערך כמפורט להלן:

**<u>פרוטרום תעשיות בע"מ - הנפקה בלונדון</u>**

עד 10,600,000 מניות שתונפקנה למשקיעים מוסדיים, במסגרת ההנפקה שתבוצע בבורסה בלונדון.

בכבוד רב,

חני שטרית בך
מנהלת יחידת הנפקות

**הבורסה לניירות ערך בתל-אביב בע"מ**

רח' אחד העם 54, תל-אביב 65202 ת.ד. 29060, תל-אביב 61290 · טל: 03-5677411, פקס: 03-5105379 · e-mail: info@tase.co.il
www.tase.co.il

**FRUTAROM**
FOUNDED 1933

January 24, 2004



SEC MAIL PROCESSING
RECEIVED
JUL 2 9 2005
WASH, D.C. 198 SECTION


Securities Exchange Commission Tel Aviv Stock Exchange
www.isa.gov.il www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

| # | Name | Share type | Updated quantity | Holding % | | Holding % (full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Equity | Voting | Equity | Voting |
| 1 | Bank Leumi Ltd. Group | Ordinary | 831,581 | 1.77 | 1.77 | 1.76 | 1.76 |
| 2 | Bank Leumi Ltd. Group | Ordinary | 1,970,285 | 4.19 | 4.19 | 4.17 | 4.17 |
| 3 | Bank HaPoalim Group | Ordinary | 529,337 | 1.12 | 1.12 | 1.12 | 1.12 |
| 4 | Bank HaPoalim Group | Ordinary | 1,916,185 | 4.07 | 4.07 | 4.06 | 4.06 |
| 5 | Frutarom Trust Ltd. | Ordinary | 819,745 | 1.74 | 1.74 | 1.74 | 1.74 |
| 6 | ICC Industries Inc. | Ordinary | 1,964,761 | 4.17 | 4.17 | 4.16 | 4.16 |
| 7 | ICC Handels AG | Ordinary | 21,827,347 | 46.37 | 46.37 | 46.22 | 46.22 |
| 8 | John Oram | Ordinary | 779,171 | 1.66 | 1.66 | 1.65 | 1.65 |
| 9 | Ori Yehudai | Ordinary | 752,546 | 1.60 | 1.60 | 1.59 | 1.59 |
| 10 | Hans Abderhalden | Ordinary | 6,479 | 0 | 0 | 0.01 | 0.01 |

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 831,581
Change in number of shares: 0

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082

Balance (in number of shares) at last report: 1,970,285
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 527,000
Change in number of shares: 2,337

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,941,927
Change in number of shares: -25,742

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7

Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #10
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

**FRUTAROM**

FOUNDED 1933

January 19, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an officer who is no longer serving

1. Name: Dov Gadot
   ID type and number: Israel ID #003830056
   Citizenship/country of association: Private individual, Israeli citizen
2. Position he no longer fills: Internal auditor
3. Effective date: January 17, 2005
   Date of appointment: January 1, 1996
4. To the best of the Company's knowledge, this is not for reasons that should be brought to the attention of the Company's shareholders.
5. Manner of leaving position: End position
6. Position he continues to fill in Company: None
7. Continues to be interested party: No

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary